DLA Piper LLP (US) 555 Mission St. #2400 San Francisco, California 94105 www.dlapiper.com

February 17, 2026

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Steve Lo, Kimberly Calder, Timothy S. Levenberg and Laura Nicholson

Re:	GigCapital7, Corp.
Amendment No. 1 to Registration Statement on Form S-4
Filed January 20, 2026
File No. 333-291477

Dear Mr. Lo, Ms. Calder, Mr. Levenberg, and Ms. Nicholson:

Set forth below are responses to the comments that were provided by the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) to our client, GigCapital7 Corp. (the “Company” or “GigCapital7”), by your letter dated February 13, 2026, regarding the above-referenced filing (the “Amended Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

In addition to the responses to the Staff’s comments, concurrently with the filing of this letter, GigCapital7 will file Amendment No. 2 to the Registration Statement on Form S-4 (“Amendment No. 2”) to reflect the Staff’s requested disclosure edits. Unless otherwise specified, all references to page numbers and captions correspond to the Amended Registration Statement if referring to the Staff’s comment, or to Amendment No. 2 if in the response.

Form S-4 filed on November 12, 2026

Sources and Uses of Funds for the Business Combination, page 50

1.

We note the disclosure in footnote (1) on page 50 and elsewhere in the filing that indicates “Assumes $10.4798354 of Domesticated GigCapital7 Common Shares issued to current Hadron Stockholders.” It appears that this should be a number of shares, possibly 100,000,000, instead of $10.4798354. Please revise throughout the filing or advise.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 52 of Amendment No. 2.

U. S. Securities and Exchange Commission

February 17, 2026

The proposed Domesticated GigCapital7 Charter will provide, subject to limited exceptions, that the courts of the State of Delaware..., page 108

2.

We note your response to prior comment 2, including your changes to the exclusive forum provision set forth in the Form of Post-Closing Certificate of Incorporation of Hadron Energy, Inc. provided in Annex E of your filing. Please revise your risk factor to disclose whether your forum selection provision that identifies the Court of Chancery of the State of Delaware for certain litigation, including any “derivative action,” applies to actions arising under the Exchange Act. In addition, we note that Proposal 5B provides, in part, that the Proposed Organizational Documents would adopt the federal district courts of the United States of America as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act and the Exchange Act. However, with respect to actions arising under the Exchange Act, this does not appear to be reflected in the Form of Post-Closing Certificate of Incorporation of Hadron Energy, Inc. provided in Annex E. Please advise.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on the second page of the Notice and pages 12, 110-111 and 187-189 of Amendment No. 2.

The BCA Common Stock Issuance Proposal, page 177

3.

We note your disclosure that the BCA Stock Issuance Proposal includes, in addition to the proposal to approve the issuance or potential issuance of up to 100,000,000 shares of Domesticated GigCapital7 common Stock to the Hadron Stockholders, the proposal to approve “any other issuances of common stock and securities convertible into or exercisable for common stock pursuant to subscription, purchase or similar agreements GigCapital7 has entered, or may enter, into prior to Closing.” Please tell us why you have included the approval of such other issuances of common stock and securities convertible into or exercisable for common stock together with the issuance of the shares contemplated by the Business Combination Agreement. Please refer to Rule 14a-4(a)(3) of Regulation 14A. In addition, please provide the information required by Item 11 of Schedule 14A with respect to such other issuances of common stock and securities convertible into or exercisable for common stock.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on the first page of the Notice and pages iii, 180 and 181 of Amendment No. 2 to delete this from the proposal.

Compensation of our Executive Officers and Directors, page 266

4.

We note your revised disclosure regarding advisory fees paid, and to be paid, to directors in connection with certain activities on GigCapital7’s behalf. Please revise to provide the disclosure required by Items 1603(a)(6), 1604(a)(3) and 1604(b)(4) of Regulation S-K with respect to such advisory fees.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on the fifth page of the cover page and pages 23, 168-169 and 270-271 of Amendment No. 2.

Unaudited Financial Statements of GigCapital7 Corp. Note 2. Business Combination and Related Agreement PIPE Investment, page F-10

5.	Given that you no longer contemplate a PIPE Investment, please remove the reference to one.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on page F-10 of Amendment No. 2 to delete this reference.

U. S. Securities and Exchange Commission

February 17, 2026

General

6.

Please ensure that the registration statement is signed by Hadron Energy, Inc., its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer, and by at least a majority of the board of directors or persons performing similar functions. For example, we note that the registration statement has not been signed by Hadron Energy’s chief financial officer. For any person who occupies more than one of the specified positions, please indicate each capacity in which he signs the registration statement. Refer to Instructions to Signatures on Form S-4.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the signature pages for Amendment No. 2 to add the additional officer of Hadron Energy and clarify that its sole director has also signed the registration statement.

*   *   *

U. S. Securities and Exchange Commission

February 17, 2026

The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comment, action or absence of action by the Staff.

If you have any questions regarding the matters discussed above, please telephone the undersigned, outside counsel to the Company, at (415) 615-6095 or via email at Jeffrey.Selman@us.dlapiper.com.

Sincerely,

/s/ Jeffrey C. Selman

Jeffrey C. Selman

cc:	Dr. Avi Katz

Enclosures